Exhibit 99.73

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NexTech Raises $1,161,780

Insiders Purchase 277,916 Shares

New York, NY - Toronto, ON – August 19, 2019 – NexTech AR SolutionsCorp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a rapidly growing Augmented Reality (“AR”) technology company targeting three multi-billion-dollar verticals in the AR industry, is pleased to announce the closing of its private placement financing (the “Offering”) for gross proceeds totaling $1,161,780.00 comprised of 1,936,299 units (the “Units”) at a price of $0.60 per Unit. The net proceeds of the Offering will be used for, including, but not limited to, hiring additional sales professionals and continuing to accelerate development of its ARitize™ Hollywood Studios.

NexTech CEO Evan Gappelberg and President Paul Duffy subscribed to this offering for an aggregate of 277,916 Units totaling of $136,750.00.

The company previously announced on July 19, 2019 that it closed a $1,589,500 management led round where NexTech CEO Evan Gappelberg Invested $867,000. After today’s closing the total capital raised by the company in the past 30 days is $2,751,280, with over $1,000,000 coming from management. The company is now fully funded as it prepares for hypergrowth.

“I am very pleased to be able to raise these additional funds as it allows NexTech to continue hiring additional talented, experienced and dedicated team members which will support us through this next phase of rapid growth. Over the past 18 months we have built a powerful and broad array of AR capabilities which are all embedded in our omni-channel ARitize™ platform; including 3D product capture, 3D ads for Facebook and Google, ‘Try-it-On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’. With this additional capital NexTech will be uniquely positioned to leverage our ARitize™ platform into retail, training and entertainment which will propel our rapid growth into 2020 and beyond.” comments Evan Gappelberg, CEO of NexTech.

Financing Terms:

Each Unit consists of one common share (the “Shares”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional Share at a price of $0.75 for a period of two years from the date of issue of the Warrants. The Warrants may be accelerated by the Company under certain terms if the daily volume weighted average trading price of the common shares of the Company exceeds $0.90 for 10 consecutive trading days.

NexTech issued Paul Duffy, President and Director, 125,000 options of the Company that vest over three years at an exercise price of $0.75 CDN.

Financial Advisory Agreement:

The Company has also entered into a six (6) month financial advisory agreement with Mackie Research Capital Corporation (“Mackie”), to provide a number of services, including, but not limited to, capital markets advisory, financial and operational analysis, and recommendations on strategic growth objectives. As consideration for the services, the Company will pay to Mackie a cash fee and issue to Mackie a total of 76,913 common shares. The shares will be subject to a four month hold period.

The Issuer may pay finder fees of 7% in cash and 7% in finder’s warrants, on all or part of the Offering. The finder’s warrants will be exercisable at a price of $0.75 per share for a period of 24 months from closing of the Offering, subject to acceleration provisions.

About NexTech AR Solutions Corp.

NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisitions and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences alongside that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; Expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform. Heading up AR Studios is Paul Duffy, inventor of the human hologram and President of NexTech AR Solutions. Advising the AR Studio team is Barry Sandrew, Ph.D., a visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies, as well as a process for converting 2D feature films to 3D. The NexTech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution.

To learn more, please follow us on Twitter, YouTube, Instagram,LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions(“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization. The Company will be filing a material change report in respect of the related party transaction on SEDAR less than 21 days prior to the closing of the transaction due to the fact that the Company wished to close the transaction as soon as practicable to enable it to use the funds for short-term cash requirements. The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “plans” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering and the filing of a material change report are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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